Mail Stop 6010

February 1, 2007

Mr. David Vellequette
Executive Vice President and Chief Financial Officer
JDS Uniphase Corporation
430 North McCarthy Boulevard
Milpitas, California 95035

      Re: JDS Uniphase Corporation
               Form 10-K for the year ended June 30, 2006
               Filed September 14, 2006
               File No. 000-22874

Dear Mr. Vellequette:

      We have reviewed your filing and have the following comments. We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. David Vellequette
JDS Uniphase Corporation
February 1, 2007
Page 2

Form 10-K for the Year Ended June 30, 2006

Note 1. Description of Business and Summary of Significant Accounting Policies. page 75

Fiscal Years, page 75

1.   We note that although your fiscal years ended on July 1, 2006, July 2, 2005 and July 3, 2004, you present consolidated balance sheets as of June 30, 2006 and 2005 and income statements for the periods ended June 30, 2006, 2005 and 2004 for ease of presentation.

- Tell us why management believes such presentation is appropriate.

- Please have your auditors explain why they believe that the audit reports, opining on consolidated balance sheet dated June 30, 2005 and income statements and cash flows for the two years in the period ended June 30, 2005, although the actual periods apparently ended on different days, are appropriate and comply with Article 2 of Regulation S-X and PCAOB standards.

Revise future filings to include financial statements as of and for the periods ended on your actual fiscal year end date.

Form 10-K/A filed September 18, 2006

2.   We noted your Form 10-K/A Amendment No. 1 was filed "to correct administrative errors in the content of Exhibits 31.1 and 31.2 to our Annual Report on Form 10-K for the fiscal year ended June 30, 2006 as filed on September 14, 2006" and this filing only included Exhibits 31.1 and 31.2. Please tell us why you believe it is appropriate to file the Section 302 certifications stand-alone, without the related financial statements. In addition, please tell us why you did not file Section 906 certifications with the document. Amend your 2006 Form 10-K as necessary based on our comment.

Form 10-Q for the quarterly period ended September 30, 2006

Financial Statements, page 3

Note 1. Basis of Presentation, page 6

Reclassifications and Out of Period Adjustments, page 6

3. We see that you recorded adjustments related to your inventory reserve, accounting for inventory variances and restructuring in the quarterly period ended September 30, 2006. We also noted that you recorded adjustments related to the under accrual of asset retirement obligations related to certain leased facilities and reclassifications on the income statement during the quarterly period ended September 30, 2005.

- Tell us more about these adjustments, including the amounts related to each adjustment and the period to which each adjustment relates. In addition, tell us how management concluded these adjustments were not material to each related period and provide us with your SAB 99 analysis.

- Tell us how you have considered SFAS 154 in your analysis of the required accounting, presentation and disclosure impact of the referenced adjustments.

- In addition, tell us about your consideration of the guidance in SAB 108 in your analysis of the adjustments and reclassifications.

Item 4. Controls and Procedures, page 56

4. Please revise your future filings to disclose management's conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the annual report. Refer to Item 307 of Regulation S-K and Part III.F of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-8238, available on our website at **www.sec.gov/rules/final/33-8238.htm**. In addition, consider the need to discuss the material weaknesses and the company's related remediation plans as part of Managements Discussion and Analysis.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant